UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-34464

CIMAREX RESOLUTE LLC

(successor in interest to Resolute Energy Corporation)

(Exact name of registrant as specified in its charter)

1700 Lincoln Street, Suite 3700
Denver, Colorado 80203
(303) 295-3995

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

Series A Junior Participating Preferred Stock Purchase Rights

Warrants to purchase Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:    Common Stock, par value $0.0001 per share:  None
Series A Junior Participating Preferred Stock Purchase Rights:  None
Warrants to purchase Common Stock:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, Cimarex Resolute LLC (as successor by merger to Resolute Energy Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 11, 2019	CIMAREX RESOLUTE LLC
(as successor by merger to Resolute Energy Corporation)

	By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President—General Counsel

Effective as of March 1, 2019, pursuant to an Agreement and Plan of Merger dated as of November 18, 2018 by and among Resolute Energy Corporation, Cimarex Energy Co. (“XEC”), CR Merger Sub 1 Inc. and Cimarex Resolute LLC (f/k/a CR Merger Sub 2 LLC), following the merger of CR Merger Sub 1 Inc. with and into Resolute Energy Corporation, Resolute Energy Corporation subsequently merged with and into Cimarex Resolute LLC, with Cimarex Resolute LLC surviving the merger as a wholly owned subsidiary of XEC.